Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-192041
May 14, 2015

Issuer:	Wisconsin Electric Power Company

Security:	3.10% Debentures due June 1, 2025

Principal Amount:	$250,000,000

Maturity:	June 1, 2025

Coupon:	3.10%

Initial Price to Public:	99.897% per Debenture

Yield to Maturity:	3.112%

Spread to Benchmark Treasury:	+85 basis points

Benchmark Treasury:	UST 2.00% due February 15, 2025

Benchmark Treasury Yield:	2.262%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2015

Redemption Provisions:

At any time prior to March 1, 2025 (the date that is three months prior to the maturity date, which is referred to herein as the “Early Call Date”), the debentures will be redeemable in whole or in part from time to time at our option, at a “make-whole” redemption price equal to (a) the greater of (i) 100% of the principal amount of the debentures being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures being redeemed that would be due if such debentures matured on the Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 15 basis points, plus (b) accrued and unpaid interest to, but not including, the redemption date. At any time on or after the Early Call Date, the debentures may be redeemed, in whole or in part from time to time at our option, at 100% of the principal amount of the debentures being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Expected Settlement:	T+4; May 20, 2015

Expected Ratings*:	A1/A-/A+ (Moody’s/S&P/Fitch)

CUSIP/ISIN:	976656 CH9 / US976656CH98

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC
BMO Capital Markets Corp.

Co-Managers:	Blaylock Beal Van, LLC
The Williams Capital Group, L.P.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848, RBC Capital Markets, LLC toll free at 1-866-375-6829 or BMO Capital Markets Corp. toll free at 1-866-864-7760.